Exhibit 99.1

US GreenFiber, LLC

Consolidated Financial Statements
December 31, 2005, 2004 and 2003

US GreenFiber, LLC
Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Page(s)

Report of Independent Auditors	1

Consolidated Financial Statements

Balance Sheets	2

Statements of Operations and Members’ Equity	3

Statements of Cash Flows	4

Notes to Financial Statements	5—12

Report of Independent Auditors

To the Board of Managers
US GreenFiber, LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and members’ equity and of cash flows present fairly, in all material respects, the financial position of US GreenFiber, LLC (the ”Company”) and its subsidiary at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

March 17, 2006

US GreenFiber, LLC
Consolidated Balance Sheets
December 31, 2005 and 2004

	2005	2004
Assets
Current assets
Cash and cash equivalents	$3,188,819	$3,287,499
Accounts receivable, less allowance fordoubtful accounts of approximately $101,000 in 2005 and $183,000 in 2004	27,433,267	20,867,384
Futures contract (Note 5)	782,000	5,500,000
Other assets	1,851,267	1,797,405
Inventory	5,136,912	4,870,091
Total current assets	38,392,265	36,322,379
Property, plant and equipment, net	41,901,422	31,582,749
Goodwill	2,728,987	1,232,850
Intangible assets, net	989,069	1,012,918
Total assets	$84,011,743	$70,150,896
Liabilities and Members' Equity
Current liabilities
Accounts payable	$13,981,832	$9,075,168
Accrued liabilities (Note 4)	9,192,401	6,622,263
Current portion of capital lease obligation	251,604	196,515
Total current liabilities	23,425,837	15,893,946
Capital lease obligation	229,799	169,696
Other long-term liabilities	2,109,116	453,557
Total liabilities	25,764,752	16,517,199
Commitments (Note 7)
Members' equity	58,246,991	53,633,697
Total liabilities and members' equity	$84,011,743	$70,150,896

The accompanying notes are an integral part of these financial statements.

US GreenFiber, LLC
Consolidated Statements of Operations and Members’ Equity
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Sales	$149,084,503	$123,529,053	$102,503,918
Cost of sales	116,742,164	97,309,465	79,941,482
Gross profit	32,342,339	26,219,588	22,562,436
Selling, general and administrative expenses	23,228,021	21,451,360	19,007,376
Income from operations	9,114,318	4,768,228	3,555,060
Other income (expense)	216,976	(38,450)	7,059
Net income	9,331,294	4,729,778	3,562,119
Other comprehensive income (Note 5)	(4,718,000)	1,892,000	1,608,000
Comprehensive income	4,613,294	6,621,778	5,170,119
Members’ equity, beginning of year	53,633,697	51,011,919	49,841,800
Capital distribution to members	—	(4,000,000)	(4,000,000)
Members’ equity, end of year	$58,246,991	$53,633,697	$51,011,919

The accompanying notes are an integral part of these financial statements.

US GreenFiber, LLC
Consolidated Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities
Net income	$9,331,294	$4,729,778	$3,562,119
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	6,733,156	5,342,072	4,827,595
Amortization	108,346	109,482	109,482
Gain on disposal of assets	(142,712)	(62,092)	(15,408)
Provision for accounts receivable	81,899	66,961	94,235
Changes in operating assets and liabilities, net of effects from purchase of Bonded Insulation Company, Inc. (Note 1)
Accounts receivable	(5,927,470)	(2,810,571)	(4,873,487)
Inventories	(35,282)	(715,921)	(517,232)
Accounts payable	3,989,705	1,710,800	759,486
Accrued expenses	2,081,488	2,047,979	1,033,015
Other assets	(24,863)	(441,197)	9,324
Other liabilities	1,066,089	453,557	(600,000)
Net cash provided by operating activities	17,261,650	10,430,848	4,389,129
Cash flows from investing activities
Purchases of property, plant and equipment	(14,741,868)	(7,061,183)	(4,563,912)
Purchases of intangible assets	(73,247)	(90,750)	(34,364)
Purchase of Bonded Insulation Company, Inc.	(2,760,997)	—	—
Proceeds from sale of property and equipment	426,673	509,773	415,713
Net cash used in investing activities	(17,149,439)	(6,642,160)	(4,182,563)
Cash flows from financing activities
Distribution to members	—	(4,000,000)	(4,000,000)
Payments on capital lease obligation	(210,891)	(156,645)	(59,218)
Net cash used in financing activities	(210,891)	(4,156,645)	(4,059,218)
Net decrease in cash and cash equivalents	(98,680)	(367,957)	(3,852,652)
Cash and cash equivalents
Beginning of year	3,287,499	3,655,456	7,508,108
End of year	$3,188,819	$3,287,499	$3,655,456
Supplemental disclosure of cash flow information
Cash paid during the year for interest	$27,311	$28,580	$15,700
Supplemental schedule of noncash transactions
Gain (loss) in fair market value of cash flow hedge derivatives	(4,718,000)	1,892,000	1,608,000
Purchase of equipment under capital leases	326,083	269,106	312,968
Assets acquired through accounts payable	644,337	427,119	523,027

The accompanying notes are an integral part of these financial statements.

US GreenFiber, LLC
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

1.                            Summary of Significant Accounting Policies and Description of the Business

Description of the Business

US GreenFiber, LLC (the ”Company”) was incorporated in July 2000 under the state laws of Delaware. The Company is an equally-owned joint venture formed by Louisiana-Pacific (“LP”) and Casella Waste Systems, Inc. (“Casella”) whereby each contributed certain cellulose manufacturing operations to the joint venture.

The Company, based in Charlotte, North Carolina, manufactures and supplies cellulose insulation nation-wide to contractors, manufactured home builders and retailers. The Company has manufacturing facilities located in Albany, New York, Atlanta, Georgia; Charlotte, North Carolina; Delphos, Ohio; Denver, Colorado; Elkwood, Virginia; Norfolk, Nebraska; Phoenix, Arizona; Sacramento, California; Tampa, Florida and Waco, Texas.

Under the terms of the joint venture agreement (the ”Agreement”), net profits and losses are to be allocated first to each member based on their respective Adjusted Capital Account and secondly, in accordance with their Percentage Interests, as defined in the Agreement.

On July 12, 2005, the Company entered into a stock purchase agreement to acquire 100% of the issued and outstanding shares of capital stock of Bonded Insulation Company, Inc. for a total purchase price of $2,760,997. The acquisition was accounted for using the purchase method of accounting. Accordingly, the consideration paid was allocated based on the estimated fair value of the net assets acquired. The purchase price was allocated as follows:

Real property	$30,000
Building	436,381
Land improvements	35,003
Equipment	1,448,202
Other assets/liabilities	(694,726)
Noncompete agreements	10,000
Goodwill	1,496,137
$2,760,997

In July 2005, the name of the acquired entity was changed from Bonded Insulation Company, Inc. to GreenFiber Albany, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of U.S. GreenFiber, LLC and its wholly owned subsidiary, GreenFiber Albany, Inc. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories consist primarily of raw material (recycled newspaper) and finished goods (cellulose insulation) and are valued at the lower of average cost or market.

As of December 31, 2005, the Company had entered into 16 raw material contracts with various suppliers in order to mitigate supply risk on recycled newspaper. These contracts, with various expiration dates through July 2008, require the Company to purchase approximately 144,000 short tons of raw material per month at various prices which approximates market prices as defined within the contracts.

The Company uses commodity futures contracts to manage price exposures on anticipated purchases of raw material (Note 5).

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. Depreciation is computed on the straight-line method over the estimated useful lives of assets as follows:

Asset Classification	Estimated Useful Lives

Buildings and improvements	15–20 years
Furniture and fixtures	3–10 years
Machinery and equipment	1–13 years
Trucks and trailers	4–8 years

When assets are sold or retired, the related cost and accumulated depreciation and amortization are removed from the respective accounts and any resulting gain or loss is included in the determination of income.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangible Assets

Intangible assets subject to amortization total approximately $989,000 and $1,013,000 at December 31, 2005 and 2004, respectively, and consist principally of patents and a noncompete agreement. Patents and non-compete agreement are amortized on a straight-line method over useful lives of 15 and 5 years, respectively. Amortization of intangible assets charged to operations amounted to approximately $112,000 for 2005 and $109,000 for 2004 and 2003. Estimated amortization expense for the years 2006 through 2010 is $91,000, $69,000, $69,000, $69,000, and $68,000 respectively. The Company evaluates the recoverability of intangible assets when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on various analyses, including cash flows and profitability projections. These analyses necessarily involve management judgment.

Goodwill

Goodwill consists of the excess of purchase price over the fair value of the tangible and intangible assets acquired in purchase business combinations in 2005 and 2002. Goodwill totaled approximately $2,729,000 and $1,233,000 at December 31, 2005 and 2004, respectively. The Company evaluates the recoverability of goodwill on an annual basis, or when events or circumstances indicate a possible inability to recover carrying amounts. Such evaluation is based on the estimated fair value of goodwill using various analyses, such as discounted cash flows and peer industry data. These analyses necessarily involve management judgment.

Income Taxes

The Company is a limited liability company. Accordingly, the accompanying financial statements do not include any provision for federal or state income taxes. All income, losses, tax credits and deductions are allocated to the Company’s members and reported on the income tax returns of each member. In 2005, the Company acquired Bonded Insulation Company, Inc. (now GreenFiber Albany, Inc.), which is taxed as a corporation. A provision for income taxes is recognized in 2005 for GreenFiber Albany, Inc. and is included in other assets and other liabilities on the consolidated balance sheets and other income (expense) on the consolidated statement of operations.

Concentration of Credit Risk

The Company maintains its cash in bank accounts that at times exceed federally insured limits. Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company’s accounts receivable are derived from revenue earned from customers located in the United States. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable.

For the years ended December 31, 2005, 2004 and 2003 approximately 54%, 51% and 42% of sales were to six customers. As of December 31, 2005, 2004 and 2003, 58%, 45% and 37% of accounts receivable were from these six customers, respectively.

Revenue Recognition

Revenue is recognized at the time goods are shipped and title has transferred to the customer. The Company provides sales incentives in the form of rebates to certain customers. The rebates are presented as a reduction of sales in the Consolidated Statements of Operations and Members’ Equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.                            Inventories

Inventories consist of the following at December 31:

	2005	2004
Parts	$278,550	$84,957
Raw material	3,556,739	3,603,581
Finished goods	1,301,623	1,181,553
	$5,136,912	$4,870,091

3.                            Property, Plant and Equipment

Property, plant and equipment consists of the following at December 31:

	2005	2004
Land	$255,405	$174,608
Construction in progress	10,533,292	861,180
Buildings and improvements	4,226,956	3,908,778
Furniture and fixtures	2,386,386	2,049,102
Machinery and equipment	44,164,642	39,989,346
Trucks and trailers	12,071,391	10,461,210
	73,638,072	57,444,224

Less: Accumulated depreciation	(31,736,650)	(25,861,475)
	$41,901,422	$31,582,749

4.                            Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2005	2004
Accrued payroll, bonus and related items	$2,627,697	$2,294,231
Sales and other taxes	606,624	535,640
Customer rebate programs	3,312,175	2,181,627
Current portion of long-term incentive plan (Note 8)	453,040	—
Other	2,192,865	1,610,765
	$9,192,401	$6,622,263

5.                            Derivative Instruments

Commodity Instruments

The Company actively monitors its exposure to commodity prices and uses derivative instruments to manage the impact of certain of these risks. The Company uses derivatives only for purposes of managing risk associated with underlying exposures. The Company does not trade or use instruments with the objective of earning financial gains on the commodity price nor does it use instruments where there are not underlying exposures. The Company’s use of derivative financial instruments may result in short-term gains or losses and increased earnings volatility. Complex instruments involving leverage or multipliers are not used. Management believes that its use of derivative instruments to manage risk is in the Company’s best interest.

At the date new derivatives are entered into, the Company designates the derivative as either (1) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), or (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge). Existing commodity instruments of the Company have been designated as cash flow hedges as of December 31, 2005, 2004 and 2003. For cash flow hedges, the effective portion of the changes in the fair value of the derivative that is designated as a cash flow hedge is recorded in other comprehensive income. When the hedged item is realized, the gain or loss included in accumulated other comprehensive income is reported on the same line in the statements of income as the hedged item. In addition, the ineffective portion of the changes in the fair value of derivatives used as cash flow hedges are immediately recognized in cost of goods sold.

The Company formally documents its hedge relationships, including identifying the hedging instruments and hedged items, as well as the Company’s risk management objectives and strategies for entering into the hedge relationship. This process includes matching the hedging instrument to the underlying hedged item (assets, liabilities, firm commitments or forecasted transactions). At hedge inception and at least quarterly thereafter, the Company assesses whether the derivatives used as hedges are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative instrument would be recognized in earnings during the period it no longer qualifies as a hedge.

The Company uses commodity swap contracts to manage price exposures on anticipated purchases of raw material. Of the 382,000 tons, 346,000 tons and 303,000 tons of raw materials purchased during 2005, 2004 and 2003, approximately 144,000 tons, 169,000 tons and 180,000 tons were hedged with swap contracts. The Company’s strategy is to hedge certain production requirements for various periods up to 60 months. As of December 31, 2005, 2004 and 2003, approximately 57,000 tons, 149,000 tons and 167,000 tons or 13%, 39% and 56%, respectively, of production requirements for the next 12 months were hedged.

As of December 31, 2005 and 2004, the fair value of outstanding commodity contracts, based on quotes from brokers, reflected on the balance sheets were approximately $780,000 and $5.5 million, respectively. Gains and (losses) of approximately $(4,718,000), $1,892,000 and $1,608,000, respectively, are included in the financial statements as other comprehensive income in the statements of operations and members’ equity for the years ended December 31, 2005, 2004 and 2003.

Foreign Currency Instruments

In December 2004, the Company entered into forward contracts to manage price exposures associated with future capital expenditures commitments denominated in Euros. These foreign currency contracts have not been designated by the Company as accounting hedges. As of December 31, 2005, approximately 49% of the total capital commitment of $4.6 million was economically hedged. The total impact on current period earnings associated with changes in value of these forward contracts was immaterial.

6.                            Financing

The Company has an unsecured revolving credit facility for borrowings of up to $10 million that matures on June 30, 2006. Interest on the facility accrues at LIBOR plus 1.25%. There was $1,248,100 and $2,137,000 in letters of credit outstanding under this facility as of December 31, 2005 and 2004.

7.                            Commitments and Contingencies

The Company leases property and equipment under noncancelable capital and operating lease agreements with various expiration dates through June 30, 2015.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2005:

Year ending December 31	Capital Leases	Operating Leases
2006	$253,610	$2,439,822
2007	168,121	2,227,907
2008	52,078	1,537,322
2009	15,624	1,039,846
2010	—	744,192
Thereafter	—	1,363,875
Total minimum payments	489,433	$9,352,964
Less: Amount representing interest	8,030
Present value of net minimum lease payments	481,403
Less: Current portion of capital lease obligation	251,604
Capital lease obligation	$229,799

Rent expense for property, plant and equipment for the years ended December 31, 2005, 2004 and 2003 was approximately $3,930,000, $3,328,000 and $3,169,000, respectively.

The Company has future capital expenditure commitments totaling approximately $2,800,000 outstanding at December 31, 2005.

Each year claims and lawsuits may arise out of the normal conduct of its business. Although the ultimate outcome of these legal proceedings cannot be predicted with certainty, management of the Company believes that the resulting liability, if any, will not have a material impact on the Company’s financial statements.

8.                            Benefit Plans

The Company’s overall compensation and benefits program includes four nonqualified incentive bonus/employee profit sharing plans. Benefits payable under these plans are calculated based on the Company’s performance against budgeted earnings before interest, taxes, depreciation and amortization (“EBITDA”) and are allocated based on the Company’s financial performance (65%) and each participant’s individual performance (35%). Liabilities associated with these plans totaled approximately $1,548,000 and $1,554,000 at December 31, 2005 and 2004, respectively, and are in included in accrued expenses.

The Company has established a long-term incentive plan (“LIP”) for certain directors and senior management designed to compensate these individuals for the creation of long-term business value. The plan provides an LIP pool based on a defined formula designed to equate to 5% of the equity created at the end of the three-year vesting period. The Company had accrued approximately $1,710,000 at December 31, 2005 and $454,000 at December 31, 2004 for the LIP, which is included in other long-term liabilities.

Additionally, the Company sponsors a 401(k) defined contribution plan covering substantially all employees. Each year, participants may contribute amounts up to 15% of pretax compensation. The Company contributes 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Total contributions to the plan were approximately $373,000, $333,000 and $289,000 during 2005, 2004 and 2003, respectively.

9.                            Related Party Transactions

The Company, in the normal course of business, incurred various charges from LP and Casella. These expenses, primarily for rent, shared customer rebate incentive programs, and shared personnel, for the years ended December 31, 2005, 2004 and 2003 totaled approximately $78,000, $312,000 and $443,000, respectively.

Additionally, the Company purchased raw materials (recycled newspaper) from FCR Recycling, a subsidiary of Casella, during 2005, 2004 and 2003 of approximately $4,227,000, $3,311,000 and $2,866,000, respectively.

The Company had accounts payable to LP of $46,000 at December 31, 2005 and $120,000 at December 31, 2004.

10.                     Subsequent Events

In January 2006, the Company acquired substantially all of the assets of a business that manufactures and supplies cellulose insulation for a total purchase price of approximately $1,500,000.

In January 2006, the Company entered into an unsecured promissory note agreement. Under the terms of the agreement, the Company was advanced the sum of $10,000,000 to be used for the acquisition of a business. Principal and interest is payable in consecutive monthly payments, with all remaining principal and interest payable and due on January 15, 2009. Interest accrues on the unpaid principal balance each month at an annual rate equal to the LIBOR Market Index Rate plus a margin of 1.25% to 1.75% based on a ratio of Funded Debt to EBITDA. In connection with this agreement, the Company is required to comply with certain financial covenants, including a stated ratio of Funded Debt to EBITDA and a minimum amount of Tangible Net Worth. To mitigate the variable interest costs associated with this note the Company entered into an interest rate swap agreement that effectively converted $7,500,000 of fixed rate debt at 6.25% for one month LIBOR plus 1.25%.

In February 2006, the Company acquired 100% of the issued and outstanding shares of capital stock of a business that manufactures and supplies cellulose insulation for a total purchase price of approximately $16,500,000.